Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
All amounts in Canadian dollars unless specified otherwise		Saskatchewan Canada

Cameco Announces Election of Directors

May 9, 2025

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of ten board members at its annual meeting held on May 9, 2025.

Shareholders elected board members Daniel Camus, Tammy Cook-Searson, Catherine Gignac, Tim Gitzel, Marie Inkster, Kathryn Jackson, Don Kayne, Peter Kukielski, Dominique Minière and Leontine van Leeuwen-Atkins.

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Against	% Votes Against
Catherine Gignac	70,619,061	97.18%	2,049,126	2.82%
Daniel Camus	69,936,962	96.24%	2,731,225	3.76%
Tammy Cook-Searson	72,363,467	99.58%	304,720	0.42%
Tim Gitzel	72,167,157	99.31%	501,030	0.69%
Kathryn Jackson	72,503,876	99.77%	164,311	0.23%
Marie Inkster	71,236,979	98.03%	1,431,208	1.97%
Don Kayne	71,827,240	98.84%	840,947	1.16%
Peter Kukielski	72,192,226	99.35%	475,960	0.65%
Dominique Minière	72,102,629	99.22%	565,558	0.78%
Leontine van Leeuwen-Atkins	71,895,262	98.94%	772,925	1.06%

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries Cory Kos 306-716-6782 cory_kos@cameco.com	Media inquiries Veronica Baker 306-385-5541 veronica_baker@cameco.com